20549-0408

                           July 8, 2005


Donald J. Stephens
President
Wauwatosa Holdings, Inc.
11200 West Plank Court
Wauwatosa, Wisconsin  523226

Re: Wauwatosa Holdings, Inc.
       Form S-1, filed June 10, 2005
       File Number 333-125715

Dear Mr. Stephens:

      We have reviewed your Form S-1 and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information we may have additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Wauwatosa Savings Bank - page 7

1. Where appropriate in the summary please describe the local economy in which you do business. For example, you may want to include state figures relative to those of the local economy. Describe any trends and discuss the underlying reasons for this situation. We note the distinctly different environments in which you operate, discussed in the appraisal.

2. Where appropriate, either in the summary or risk factors section, please discuss your recent declining net income and the reasons for this situation.
Reasons for the Reorganization... - page 8

3. Please clarify, as disclosed later in the filing, that the offering will allow the company to grow while remaining within regulatory capital requirements.

How We Determined to Offer... - page 11

4. Reference is made to the penultimate sentence on page 12.
Please
confirm that under such circumstances the company understanding that it must return all funds unless a subscriber positively reconfirms their order.

5. Disclose whether the companies referenced in the next to last bulleted item on page 6 are fully converted or not. Please also provide the same information for the peer group referenced in the second paragraph on page 13. If not otherwise clear, explain the significant difference between the figures on page 13 and the top of page 14.

Our Issuance of Shares of Common Stock to the Charitable
Foundation -
page 15

6. Please indicate whether you plan to make any contributions to the foundation in the future.

Tax Consequences

7. Please briefly summarize the tax consequences of the conversion.

Changing Interest Rates... - page 23

8. You seem to discuss two different risks at this heading, regarding your deposit base and your loan portfolio. Please consider discussing these issues under separate heading.

The Implementation of Our Stock Benefit Plans Will Increase Our
Costs..., page 26

9. In the second paragraph note whether or not the MHC intends to vote in favor of the plan, and if they do that it will be approved.

How We Intend To Use The Proceeds From The Offering, page 34

10. Please be more specific in the use of proceeds. For example, how much do you intend to use to support new products and services and how much to fund new loans or how much does it cost to open a new branch.



Our Policy Regarding Dividends, page 35

11. Unless you include additional specific information, please delete sentence two as we assume that every board would make this statement.
Make similar changes on page 18.

Unaudited Pro Forma Data, page 39

12. We note the `Offering price to pro-forma net income per share` does not appear to be based on the $10 offering price as indicated on page 9 of Form S-1. Please explain to us the components used in calculating the `Offering price to pro-forma net income per share` and revise where appropriate.

13. Please revise to include a description of how you determined the number of shares considered outstanding in calculating pro forma net income per share.

14. Please revise the footnote reference related to the Common stock acquired by recognition and retention plan on the Pro-Forma data to reference the correct footnote.

15. Please revise to explain why you use a tax rate of 36.5% for tax effects on Pro-forma adjustments when the statutory rate in your financial statements is 35%.

16. Please revise to provide dilutive earnings per share in the Pro
Forma Data.

Comparison of Valuation and Pro Forma Information With and Without the Foundation, page 44

17. Please revise to clarify how your Pro Forma Data `Without the Foundation` is calculated. We are unable to recalculate the numbers in your chart based on the current information. Provide annotated footnotes as appropriate.

Sources of Funds - Deposits, page 90

18. Please revise the table that sets forth the maturity of outstanding certificates of deposit in amounts greater than or equal to $100,000 to comply with the maturity ranges required by Guide 3
(V)D.

Employment Agreements, page 119

19. Discuss the terms and duration of the employment agreement with
Mr. Stephens.

Defined Benefit Retirement Plan, page 119

20. Expand the first column so cover the salaries of the named officers.


Federal and Wisconsin Income Tax Consequences - page 136

21. Please revise this section to separately discuss the federal and state tax consequences.

22. At item 21, clarify that the referenced RP Financial Letter was received by the company and is not part of the opinion.

Where You Can Find More Information, page 160

23. Delete the qualification in the second paragraph.

Securities Available for Sale, page F-11

24. Your CMOs show significantly worse unrealized losses than your mortgage-backed securities. Please tell us:
* The types of issuers of these securities,
* Why their unrealized losses are larger, and,
* How you applied your judgments about the ability to hold these investments to recover their stated values.

Exhibit 5.1

25. You will need to file completed exhibits 5.1, 8.1 and other form documents prior to effectiveness

Exhibit 8.1

26. Please revise the opinion to indicate the material federal tax consequences.

General

27. Please revise to include your selected quarterly financial data.
Refer to Item 302 of Regulation S-K.



      *  *  *  *  *





Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


      Direct any questions on accounting matters to Matthew Komar at
202-551-3781, or to Don Walker, Senior Assistant Chief Accountant, at
202-551-3490. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3418.

      						Sincerely,



							William C-L Friar
      Senior Financial Analyst


By fax: Hoyt R. Stastney
	Fax number 414-978-8968

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Wauwatosa Holdings, Inc.
July 8, 2005
Page 6